PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

VIA EDGAR CORRESPONDENCE

August 4, 2011

James Allegretto

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 27, 2011

File No. 333-174759

Dear Mr. Allegretto:

This letter is in response to your comment letter dated August 3, 2011, with regard to the Form S-1 filing of Lightcollar, Inc., a Nevada corporation (“Lightcollar” or the "Company") filed on July 27, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.

A risk factor has been included regarding Mr. Mills’ prior involvement with Bullion River Gold Corp. (f/k/a Dynasty International, Inc.).  However, we take special consideration in noting that the failure of Bullion/Dynasty to remain current in its reporting obligations with the SEC and also any transactions resulting in a change of control, occurred after Mr. Mills’ resignation from Bullion/Dynasty.

2.

This reference has been changed to indicate a sole Director.  Additional edits have been made, in this regard, elsewhere in the Prospectus.

Item 4.  Use of Proceeds, page 12

3.

A disclosure has been added indicating that there is no guarantee that such a loan will be made.

505 W. Riverside Avenue, Suite 500, Spokane, WA 99201 • T (509) 252-5066  • F (509) 252-5067 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

James Allegretto

Division of Corporation Finance

August 4, 2011

Item 6.  Dilution, page 13

4.

See the following spreadsheet which details the computations and gives effect to offering costs incurred*:

Prior to sale:
TNBV	$ 17,988
Shares outstanding	2,000,000
TNBV Per Share	$0.0090

		100%	75%	50%	25%
Pro Forma after sale:
TNBV prior		$ 17,988	$ 17,988	$ 17,988	$ 17,988
Proceeds		100,000	75,000	50,000	25,000
Less offering costs (1)		(22,000)	(22,000)	(22,000)	(22,000)
Total		$ 95,988	$ 70,988	$ 45,988	$ 20,988

Shares prior		2,000,000	2,000,000	2,000,000	2,000,000
Offering shares		10,000,000	7,500,000	5,000,000	2,500,000
Total		12,000,000	9,500,000	7,000,000	4,500,000

TNBV Per Share		$ 0.0080	$ 0.0075	$ 0.0066	$ 0.0047

Decrease in TNBV due to sale:		$ (0.0010)	$ (0.0015)	$ (0.0024)	$ (0.0043)

Loss (subscription price less TNBV after sale):		$ 0.0020	$ 0.0025	$ 0.0034	$ 0.0053

•

The dilution table, item 13 of the Prospectus attached to Amendment No. 2 of the S-1 registration statement, has been revised to incorporate offering expenses in accordance with the calculations set forth herein.

Item 11.  Information With Respect to Registrant, page 17

5.

A description of the effects, from working with suppliers in Asia, on the Company’s business has been added to Item 11 of the Prospectus.

Financial Statements, page 20

6.

The Company has taken note of the potential need for updated financials.

Notes to Financial Statements, page 27

Note 1- Organization and Basis of Presentation, page 27

James Allegretto

Division of Corporation Finance

August 4, 2011

7.

ASC 845-10-30-1 – states that “…a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred…

ASC 845-10-50-1 - An entity that engages in one or more nonmonetary transactions during a period shall disclose in financial statements for the period all of the following:

a. The nature of the transactions;

b. The basis of accounting for the assets transferred

c. Gains or losses recognized on transfers.

Additions have been made to Note 2 to the Financial Statements with respect to the transfer of the domain name “lightcollar.com” to the Company.

Note 2.  Summary of Significant Accounting Policies, page 27

Office Space and Labor, page 27

8.

Additions have been made to Note 2 to the Financial Statements to reflect that the fair value of any services and office space provided to the Company by its sole Officer and Director for the period from inception to March 31, 2011 was nil.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Plan of Operation, page 34

9.

The inventory costs of $2,500 will include the expenses identified in the referenced paragraph.  Edits have been made to the Prospectus to so clarify.

Certain Relationships and Related Transactions and Director Independence, page 38

10.

Number of shares issued to Mr. Mills has been added.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Lightcollar in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

James Allegretto

Division of Corporation Finance

August 4, 2011

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

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